6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 02, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                             Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

BASF to Acquire Resins Specialist Johnson Polymer

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--May 2, 2006--BASF
(NYSE:BF)(FWB:BAS)(LSE:BFA):

    -- Acquisition of a profitable and innovative business with high growth rates

    -- Addition of water-based technology complements BASF's coating resins portfolio

    --  Strengthens global presence with focus on North America

    BASF, Ludwigshafen, Germany, today (May 2, 2006) announced an agreement to acquire resins manufacturer Johnson Polymer, a subsidiary of JohnsonDiversey Inc. of Sturtevant, Wisconsin, a U.S. cleaning and hygiene products manufacturer. The respective agreement signed on May 1, 2006 provides for a sale price of $470 million on a cash and debt-free basis. Both companies have agreed not to disclose additional financial details of the deal. The transaction, which is still subject to approval by the relevant authorities, is expected to close by the end of June 2006. The parties are also seeking the advice of the Johnson Polymer B.V. (Netherlands) works council prior to finalizing the transaction.
    Johnson Polymer is one of the world's leading producers and suppliers of water-based resins. Resins are important raw materials for the production of coatings in the automotive, wood, packaging and printing industries. Johnson Polymer's water-based product range complements BASF's existing portfolio, which concentrates mainly on high-solids and UV resins.
    The global market for water-based resins is growing at an average of 5 percent per year. In recent years, Johnson Polymer has grown faster than the market and has been profitable. Roughly 60 percent of sales, which were approximately $360 million in 2005, are generated in North America. Johnson Polymer has 430 employees and operates two production sites in the United States and one in the Netherlands, as well as technical centers and offices in Asia Pacific.
    "This transaction is a further important step in strengthening BASF's technology and innovation driven specialty business with performance products. The deal will further improve BASF's position in a profitable, fast-growing business and open up new areas for innovation," said BASF Board member Dr. Andreas Kreimeyer. "The acquisition of Johnson Polymer expands our high-growth coating resins business. We are supplementing our expertise in this area with water-based technologies from a customer-focused company with a highly qualified team," added Patrick Prevost, President of BASF's Performance Chemicals division. At the same time, BASF will strengthen its market presence, particularly in North America, and will therefore be able to offer its customers a wider range of technologies from a stronger regional base.
    "JohnsonDiversey Inc. is pleased to sell this business unit to a company with a strong culture and attention to employees," said company Chairman S. Curtis Johnson. "I've been impressed with the employee focus of BASF," Mr. Johnson said, "and I'm hopeful this will create new opportunities for our world-class Polymer employees."
    JohnsonDiversey President and CEO Edward Lonergan said that the divestiture represents an important step in refocusing on the company's core business in the commercial cleaning and hygiene market. "The sale of our Polymer business will give us the financial flexibility to pursue new opportunities for growth in our core business," said Mr. Lonergan. "This is a critical component of our restructuring program. We're pleased the acquisition of Polymer is strategic for BASF, allowing us to pursue strategic investments of our own." He added that JohnsonDiversey intends to use the proceeds from the sale to reduce the company's debt.
    Johnson Polymer's operations will be integrated into BASF's Performance Chemicals division. This division produces and markets a broad range of specialty chemicals worldwide. These products include colorants and additives, which, like resins, are used for example in coatings applications. In 2005, the Performance Chemicals division posted sales of EUR 2.9 billion.
    Note: A press photo can be downloaded from www.basf.de/pressphotos, search term "performance chemicals."

    About BASF

    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than EUR
42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    About JohnsonDiversey

    With sales into more than 140 countries, JohnsonDiversey Inc. is a leading global provider of cleaning and hygiene solutions to the institutional and industrial marketplace. JohnsonDiversey Inc. serves customers in the lodging, food services, retail, health care, food and beverage sectors as well as building service contractors worldwide.

    CONTACT: BASF
             Gareth Rees, +49 621 60-20732
             Fax: +49 621 60-92693
             gareth.rees@basf.com
             or
             BASF U.S. media
             John C. Schmidt, +1 973 245-6405
             Fax: +1 973 245-6714
             john.schmidt@basf.com
             or
             JohnsonDiversey
             John Matthews, +1 262 631 4001
             john.matthews@johnsondiversey.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BASF Aktiengesellschaft


May 2, 2006                        By: /s/ Elisabeth Schick
                                   ------------------------------------
                                   Name: Elisabeth Schick
                                   Title: Director Site Communications
                                   Ludwigshafen and Europe


                                   By: /s/ Christian Schubert
                                   ------------------------------------
                                   Name: Christian Schubert
                                   Title: Director Corporate Communications
                                   BASF Group